

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Joseph Ferraro, III
Co-Founder
ConvexityShares, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

> **Re: ConvexityShares Trust**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 22, 2022**
> **File No. 333-256463**

Dear Mr. Ferraro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please add a sentence to the second paragraph on the cover page using prominent type disclosing that because the Leveraged Fund seeks to rebalance its portfolio daily, it may not be suitable for investors who plan to hold the product for longer than one trading session, particularly in volatile markets.

Prospectus Summary
Overview, page 2

2. Please disclose, if true, that you intend to communicate on your website information about the holdings that will form the basis for the calculation of NAV at the end of that trading

day. Please also briefly discuss how the timing of this communication is intended to promote fair disclosure of information about the Shares.

3. Please discuss here the possibility of changes to the regulatory framework for complex exchange-traded products and the potential impact such changes could have on an investment in the products you are offering. Similarly revise the applicable risk factors.

A Note On SPIKES Futures Contracts, page 4

4. Please place this discussion in context by clarifying that you are not a registered investment company and that shareholders will not be afforded the protections associated with ownership of shares of an investment company registered under the 1940 Act. Include a cross-reference to the second risk factor on page 24.

Risk Factors, page 4

5. Please add a risk factor describing the conflicts of interest disclosed on page 54, including the risks if T3 Index's fire wall and procedures fail to prevent the use of material, non-public information.

The process of rolling futures positions . . . , page 14

6. Please place this risk factor in context by disclosing whether the SPIKES futures contract markets are in or have been in contango or backwardation within the period since re-launch in December 2020.

Risks Applicable to All Funds, page 16

7. Please bold and italicize the risk factor headings on pages 16 - 19.

The Exchange may halt trading in a Fund's shares . . . , page 24

8. Please briefly describe the reasons why the Exchange may determine that trading in the Shares is inadvisable, including because trading is not occurring in the securities or the financial instruments composing the daily disclosed portfolio of the product or the presence of other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market.

The Funds and the Sponsor are subject to extensive legal and regulatory requirements, page 30

9. You state that the SEC, CFTC, and exchanges are empowered to intervene in response to extreme market conditions, which could have an impact on performance and the ability to meet investment objectives. Please also address the risks if regulators or exchanges determine not to intervene in periods of extreme market conditions.

Conflicts of Interest, page 54

10. Please state explicitly throughout that the Sponsor is an affiliate of T3 Index. Describe the

steps T3 Index has taken to prevent the use of material, non-public information regarding the Index. Summarize this disclosure in the Prospectus Summary.

Incorporation By Reference and Availability of Certain Information, page 85

11.   You do not appear eligible to incorporate by reference. Please revise this section heading, the first two paragraphs on page 86, and the second paragraph on page 4 accordingly. Refer to General Instruction VII to Form S-1.

    You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Eric D. Simanek, Esq.